

Mail Stop 6010

August 21, 2008

<u>Via Facsimile and U.S. Mail</u>

Mr. Jacques Tizabi
Chief Executive Officer
Universal Detection Technology
9595 Wilshire Blvd, Suite 700
Beverly Hills, CA   90212

      RE: Universal Detection Technology
             Form 10-KSB for the year ended December 31, 2007
             Filed April 14, 2008
             File No. 1-09327

Dear Mr. Tizabi:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

             Sincerely,

             Kevin L. Vaughn
             Accounting Branch Chief